SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

San Pedro Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

This Form 6-K has been filed to amend Note 4 Differences between Mexican GAAP and U.S. GAAP to our Consolidated Financial Statements included in Item 2. Financial Statements included in both Alestra’s (1) Form 6-K filed on May 28, 2004 and (2) Form 6-K filed with the Securities and Exchange Commission on August 27, 2004.

Alestra has changed the amount previously reported in the U.S. GAAP reconciliation for the Reversal of gain on extinguishment of debt to properly reflect the application of Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS 15”). Due to an inadvertent error, the gain from our debt restructuring was partially recognized in 2003 as a reduction of interest expense and we did not record the cost of the debt restructuring as an expense.

Other than as expressly set forth above, this Form 6-K does not, and does not purport to, update, or restate the information in any other Item of our Form 6-Ks or reflect any events that have occurred after the Form 6-Ks were filed.

Notes to Unaudited Consolidated Financial Statements for

the three-month period ended March 31, 2003 and 2004

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2004)

4. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Three months ended March 31,
	2003		2004
			(As restated)
Reconciliation of net (loss) income:
Net (loss) income as reported under Mexican GAAP	(Ps	382,065)	Ps	8,117

U.S. GAAP adjustments:
Difference in interest expense		—		64,994
Reversal of debt issuance costs, net		—		(6,344)
Fifth amendment effect on depreciation expense		(22,314)		(21,462)
Reversal of preoperating expense amortization		53,493		53,647
Depreciation of capitalized comprehensive financing costs under Mexican GAAP		(267)		(266)
Depreciation of capitalized interest under
U.S. GAAP		(1,607)		(1,607)

Total U.S. GAAP adjustments		29,305		88,962

Net (loss) income under U.S. GAAP	(Ps	352,760)	Ps	97,079

Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	(Ps	65,744)	Ps	2,479,357

U.S. GAAP adjustments:
Effect on total debt of extinguishment		—		(1,357,303)
Effect on debt issuance costs		—		(136,883)
Accumulated amortization of debt issuance costs		—		1,928
Fifth amendment effect on real estate and equipment		499,083		332,729
Preoperating expenses		(860,935)		(646,250)
Minority interest under Mexican GAAP		(2)		(2)
Net adjustment for comprehensive financing costs and interest capitalization under U.S. GAAP		20,601		13,111

Total U.S. GAAP adjustments		(341,253)		(1,792,670)

Total stockholders’ equity under U.S. GAAP	(Ps	406,997)	Ps	686,687

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2003		2004
			(As restated)
Balance at beginning of period	(Ps	54,237)	Ps	589,608
Net (loss) income for the period		(352,760)		97,079

Balance at end of period	(Ps	406,997)	Ps	686,687

On December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of March 31, 2003 and 2004 is as follows:

	2003		2004
			(As restated)
Capital stock	Ps	9,553,231	Ps	10,693,385
Accumulated losses		(9,960,228)		(10,006,698)

Total stockholders’ equity under U.S. GAAP	(Ps	406,997)	Ps	686,687

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the three months ended March 31, 2003 and 2004:

	2003		2004
			(As restated)
Net revenues	Ps	1,507,348		1,280,086
Cost of services (excluding depreciation presented separately below)		(770,860)		(702,875)
Administration and selling		(422,149)		(326,163)
Depreciation and amortization		(203,097)		(203,171)

Operating profit		111,242		47,877

Interest income		1,376		3,077
Interest expense		(235,712)		(40,380)
Exchange loss, net		(326,018)		31,693
Gain from monetary position		97,818		67,419

		(462,536)		61,809
Debt issuance costs		—		(6,344)
Other expenses		(206)		(5,284)

Net loss before asset tax		(351,500)		98,058
Asset tax		(1,260)		(979)

Net loss for the period	(Ps	352,760)	Ps	97,079

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2004)

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Effects of the restructuring of the Old Senior Notes

Under Mexican GAAP, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance cost of the New Senior Notes are being amortized over the term of the New Senior Notes and interest expense is determined using the actual rate on the New Senior Notes.

For U.S. GAAP purposes, the debt restructuring of the Old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•	Since the carrying amount of the old senior notes does not exceed the total future cash payments specified by the New Senior Notes, no gain on the restructuring was recognized for the notes that were exchanged.

•	Debt issuance cost of Ps136,883 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps111,910 of the Old Senior Notes, is being amortized in the new term of the restructured notes.

•	Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the Old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2004)

	Three months ended March 31,
	2003		2004
			(As restated)
OPERATING ACTIVITIES:
Net (loss) income	(Ps	352,760)	Ps	97,079
Adjustments to reconcile net loss to cash flows (used in) provided by operating activities:
Gain from monetary position		(97,819)		(67,419)
Unrealized exchange income (loss)		190,139		(32,184)
Depreciation and amortization		203,097		204,025
Allowance for doubtful accounts		46,444		4,173
Provision for special project charges		800		—
Changes in operating assets and liabilities:
Current assets		(46,577)		(31,193)
Current liabilities		145,111		128,607

Cash flows provides by operating activities		88,435		303,088

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(69,972)		(39,783)
Deferred charges and other assets		11,542		(32,361)

Cash flows (used in) investing activities		(58,430)		(72,144)

FINANCING ACTIVITIES:
Payments of bank loans		(26,528)		(33,848)

Cash flows (used in) financing activities		(26,528)		(33,848)

Net effect of inflation on cash and cash equivalents		84,568		(17,162)

Increase in cash and cash equivalents		88,045		179,934
Cash and cash equivalents, beginning of period		163,958		417,270

Cash and cash equivalents, end of period	Ps	252,003	Ps	597,204

Interest and taxes paid:
Interest paid	Ps	4,684	Ps	3,869
Income tax paid		1,253		405

Notes to Unaudited Consolidated Financial Statements for

the six-month period ended June 30, 2003 and 2004

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2004)

4. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Six months ended June 30,
	2003	2004
		(As restated)
Reconciliation of net loss:
Net loss as reported under Mexican GAAP	(Ps357,431)		(Ps181,348)

U.S. GAAP adjustments:
Difference in interest expense			130,067
Reversal of debt issuance costs			(5,536)
Fifth amendment effect on depreciation expense	(48,868)		(37,003)
Reversal of preoperating expense amortization	107,358		107,347
Depreciation of capitalized comprehensive financing costs under Mexican GAAP	(533)		(533)
Depreciation of capitalized interest under U.S. GAAP	(3,217)		(3,216)

Total U.S. GAAP adjustments	54,740		191,126

Net (loss) income under U.S. GAAP	(Ps302,691)	Ps	9,778

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2004)

	Six months ended June 30,
	2003		2004
			(As restated)
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	(182,860)	Ps	2,467,013

U.S. GAAP adjustments:
Effect on total debt of extinguishment		—		(1,293,082)
Effect on debt issuance costs		—		(136,965)
Accumulated amortization of debt issuance costs		—		2,851
Fifth amendment effect on real estate and equipment		614,344		141,648
Preoperating expenses, net		(807,187)		(592,970)
Minority interest under Mexican GAAP		(2)		(2)
Net adjustment for comprehensive financing costs and interest capitalization under U.S.GAAP		18,744		11,244

Total U.S. GAAP adjustments		(174,101)		(1,867,276)

Total stockholders’ equity under U.S.GAAP	(Ps	356,961)	Ps	599,737

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2003		2004
			(As restated)
Balance at beginning of period	Ps	(54,270)	Ps	589,959
Net (loss) income for the year		(302,691)		9,778

Balance at end of period	(Ps	356,961)	Ps	599,737

On December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of June 30, 2003 and 2004 is as follows:

	2003		2004
			(As restated)
Capital stock	Ps	9,558,946	Ps	10,699,781
Accumulated losses		(9,915,907)		(10,100,044)

Total stockholders’ equity under U.S. GAAP	(Ps	356,961)	Ps	599,737

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2004)

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the six months ended June 30, 2003 and 2004:

	2003		2004
			(As restated)
Net revenues	Ps	2,884,788	Ps	2,560,755
Cost of services (excluding depreciation presented separately below)		(1,530,234)		(1,383,468)
Administration and selling		(751,293)		(666,309)
Depreciation and amortization		(389,669)		(407,189)

Operating profit		213,592		103,789

Interest income		2,700		6,595
Interest expense		(471,754)		(93,757)
Exchange loss, net		(134,186)		(52,941)
Gain from monetary position		91,064		66,953

		(512,176)		(73,150)
Debt issuance costs		—		(5,536)
Other (expense) income		(1,594)		(13,372)

Net (loss) income before asset tax		(300,178)		11,731
Asset tax		(2,513)		(1,953)

Net (loss) income for the period	(Ps	302,691)	Ps	9,778

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Effects of the restructuring of the Old Senior Notes

Under Mexican GAAP, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance costs of the New Senior Notes are being amortized over the term of the New Senior Notes and interest expense is determined using the actual rate on the New Senior Notes.

For U. S. GAAP purposes, the debt restructuring of the Old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•	Since the carrying amount of the Old Senior Notes does not exceed the total future cash payments specified by the new senior notes, no gain on the restructuring was recognized for the notes that were exchanged.

•	Debt issuance cost of Ps136,965 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps111,966 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•	Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the Old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of June 30, 2004)

Presented below are statements of cash flows for six months ended June 30, 2003 and 2004 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to June 30, 2004 purchasing power.

	Six months ended June 30,
	2003		2004
			(As restated)
OPERATING ACTIVITIES:
Net (loss) income	(Ps	302,691)	Ps	9,778
Adjustments to reconcile net loss to cash flows (used in) provided by operating activities:
Gain from monetary position		(91,064)		(66,953)
Unrealized exchange income		201,123		50,179
Depreciation and amortization		389,669		406,811
Allowance for doubtful accounts		19,410		(3,938)
Provision for special project charges		804		—
Changes in operating assets and liabilities:
Current assets		(90,153)		28,284
Current liabilities		234,752		121,397

Cash flows provides by operating activities		361,850		545,558

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(80,698)		(130,639)
Deferred charges and other assets				(5,108)

Cash flows (used in) investing activities		(80,698)		(135,747)

FINANCING ACTIVITIES:
Payments of bank loans		(45,800)		(47,911)

Cash flows (used in) financing activities		(45,800)		(47,911)

Net effect of inflation on cash and cash equivalents		(57,202)		(169,281)

Increase in cash and cash equivalents		178,150		192,619
Cash and cash equivalents, beginning of period		164,056		417,520

Cash and cash equivalents, end of period	Ps	342,206	Ps	610,139

Interest and taxes paid:
Interest paid	Ps	8,867	Ps	203,242
Income tax paid		2,541		876

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing this report and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: December 29, 2004